PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

May 4, 2020

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Michael C. Foland, Attorney Adviser

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Charles Eastman, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on March 13, 2020

Dear Mr. Spirgel, Mr. Foland, Mr. Littlepage and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 24, 2020, on the Company’s draft registration statement on Form F-1 confidentially submitted on March 13, 2020 (the “Draft Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

May 4, 2020

Concurrently with the submission of this letter, the Company is filing herewith the Company’s registration statement on Form F-1 (“Registration Statement”) and certain exhibits via EDGAR with the Commission.

To facilitate the Staff’s review, we will separately deliver to the Staff four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and one copy of the filed exhibits.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated offering size and price range, and commence the road show for the proposed offering no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Comments in Letter Dated March 24, 2020

Notes to the Consolidated Financial Statements

12. Cash and cash equivalents and short-term deposit, page F-40

1.	Regarding the table on page F-41, please explain to us why the US$ equivalent of 11,795 as of December 31, 2019 does not equal the corresponding US$ original currency amount.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-41 of the Registration Statement.

Commitments and Contingencies, page F-47

2.

We note your updated disclosure regarding the complaint filed by SIMO Holdings Inc. You describe an adverse ruling from the Court with amended damages of US $8.2 million. In addition, you disclosed that you have deposited the damages in an escrow account in January 2020 while you appeal the ruling. To help us better understand your disclosure, tell us how much of these damages were accrued in your 2019 financial statements. The last sentence in your contingencies footnote appears to indicate that you presently have no accruals for any of the legal matters disclosed. If this is true for the SIMO Holdings Inc. matter, please explain why the loss is not probable or estimable.

The Company respectfully advises the Staff that regarding the complaint filed by SIMO Holdings Inc. (SIMO) in the United States District Court for the Southern District of New York (the “Court”) alleging patent infringements, the trial judge approved total compensatory and enhanced damages of US$2.8 million in June 2019. Subsequently, the plaintiff and the Company filed post-trial motions where the plaintiff motioned for supplemental damages which would increase the damages to US$8.5 million. In October 2019, the Court amended the total damages to US$8.2 million to include pre-judgment interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019.

U.S. Securities and Exchange Commission

May 4, 2020

The Company has appealed the Court’s ruling to the United States Court of Appeals for the Federal Circuit (the “Court of Appeals”). The Company believes the aforementioned allegation is without merit and the Court had misinterpreted the patent claim. When the Court of Appeals fixes the interpretation, the Company believes its products will be found non-infringing. Pending judgement from the Court of Appeals, the Company has put a sum equal to the abovementioned damages amount of US$8.2 million in an escrow account in January 2020 as a required procedure for stay of proceedings.

Considering the above facts and circumstances together with its external legal counsel’s advice, the Company is of the view that an unfavorable outcome is not probable. Therefore, the Company did not accrue any loss contingencies as this does not constitute a probable circumstance that one or more future events will occur confirming the fact of the loss under the guidance in ASC 450-20-25-2(a).

*         *         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP